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                                                                    EXHIBIT 99.2

                                      LOGO

                                 PRESS  RELEASE

November 16, 2000
U.S. Contacts
Fresenius Medical Care North America
Ron Kuerbitz
Senior Vice President
Tel 1/800/662-1237, x4003

                         FRESENIUS MEDICAL CARE SEEKING
                            TENDERS OF EVEREST NOTES

     LEXINGTON, MASSACHUSETTS -- NOVEMBER 16, 2000 -- Fresenius Medical Care North America, a subsidiary of Fresenius Medical Care AG (Frankfurt Stock
Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's leading provider of dialysis products and services, announced that on November 15, 2000, Edmund Acquisition Sub, Inc. ("Edmund"), a wholly-owned subsidiary of Fresenius Medical Care AG, had commenced a tender offer and consent solicitation for all of the outstanding 9 3/4% Senior Subordinated Notes (the "Notes") of Everest Healthcare Services Corporation ("Everest"). The tender offer will expire on December 14, 2000, unless it is extended.

     Tenders of Notes by holders will include consents to amendments of the indenture under which the Notes were issued which will eliminate substantially all of the restrictive covenants under the indenture. If a majority in principal amount of the Notes is tendered, Everest will execute a supplemental indenture effecting the amendments to the Notes, subject to Edmund's purchase of the tendered Notes. Edmund intends to give at least one business day's notice by public announcement of the date on which the supplemental indenture is to be executed (the "Execution Date"). Notes and related consents may be withdrawn up to 5:00 p.m. New York City time on the Execution Date, but not thereafter. Notes tendered and related consents delivered after 5:00 p.m. New York City time on the Execution Date may not be withdrawn or revoked.

     Edmund will pay 101% (or $1,010 per $1,000) of the principal amount of the Notes tendered. In addition, if Notes are tendered on or before November 30, 2000, Edmund will pay $12.50 per $1,000 of principal amount of Notes validly tendered and not withdrawn for the consents to amendments of the indenture relating to the Notes. Edmund will pay $5.00 per $1,000 for the consents with regard to Notes tendered after November 30, 2000, but on or before December 7, 2000. No payment for consents will be made with regard to Notes tendered after December 7, 2000. All payments are subject to satisfactory conditions of the tender offer and the consent solicitation.

     On November 1, 2000, FMC, Edmund and Everest entered into a definitive merger agreement, pursuant to which FMC has agreed to pay aggregate merger consideration of approximately $215,000,000, which includes the issuance of approximately 2,250,000 shares of non-voting preference shares of FMC and excludes the assumption of debt.

     The tender offer and consent solicitation is conditioned on receipt of at least a majority of aggregate principal amount of the Notes and on completion of the merger with Everest. However, consummation of this
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tender offer and consent solicitation is not a condition to the merger, and FMC and Edmund intend to complete the merger even if the tender offer and consent solicitation are not consummated.

     FMC has received all senior bank lender approvals necessary to complete the Everest transaction, and to consummate the merger without regard to whether any Notes are tendered under the tender offer and consent solicitation. In conjunction with the transaction, indebtedness will be incurred by Edmund to pay the purchase price and to refinance Everest's senior debt. It is expected, therefore, that Edmund will have outstanding indebtedness after the merger in an amount at least equal to the amount outstanding at Everest prior to the closing of the merger and the offer.


     Under the indenture which governs the Notes, holders of Notes will have the right to require Everest to purchase their Notes during a 30 to 45 day period beginning not later than 30 days after FMC acquires Everest, for 101% of their principal amount. The tender offer and consent solicitation by Edmund will not eliminate that obligation. However, holders of Notes who wait for the post-closing change of control tender offer (or tender their Notes after December 7, 2000 in response to the current offer by Edmund) will not receive consent payments which will be made to holders who tender their Notes before November 30, 2000 or December 7, 2000.


     Deutsche Banc Alex. Brown is acting as Dealer Manager for the offer and consent solicitation. Holders who have any questions concerning the terms of the tender offer and consent solicitation should contact the Dealer Manager at (800) 553-2826. Holders who have questions concerning procedures for tendering Notes or requests for the offering documents or letters of transmittal should contact either the Dealer Manager or the Information Agent, D.F. King & Co. Inc., at
(888) 242-8156.

     This press release is neither an offer to purchase the Notes, nor a solicitation of consents. The offer and consent solicitation are made only pursuant to the Offer to Purchase and Consent Solicitation and the related Consent and Letter of Transmittal, which together constitute the offer (the "Offer").

     Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,000,000 individuals worldwide. Through its network of more than 1,240 dialysis clinics in North America, Europe, Latin America, and Asia-Pacific, Fresenius Medical Care provides dialysis treatment to approximately 90,200 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products, such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's new website at http://www.fmc-ag.com. Information on FMC's web site does not constitute part of the Offer.

     This press release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, the realization of anticipated tax deductions and the availability of financing. These and other risks are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.